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                     NEW YORK UNIVERSITY SCHOOL OF MEDICINE

Office of the Dean for Industrial Liaison   550 First Avenue, New York, NY 10016
and Research Administration                           Telephone:  (212) 263-8178
                                                      Facsimile:  (212) 263-8189

                                                                  March 19, 1999

Dr. Marvin Hausman
CEO
Axonyx, Inc.
110 Second Street
Stevenson, WA 98648

Dear Dr. Hausman:

Reference is made to the Research and License Agreement between New York University ("NYU") and Axonyx, Inc. ("Corporation") dated April 1, 1997, as amended on August 26, 1998 by the Capitalization Amendment (the "Agreement"). This letter (the "Second Amendment") sets forth our further understanding regarding an amendment to the provisions of the Agreement. The Second Amendment will be effective as of the date hereof. Terms which are defined in the Agreement are used herein as so defined.

The parties hereby agree to amend the License Agreement as follows:

     1. RELEASES AND WAIVER OF DEFAULT. CORPORATION acknowledges that it has not satisfied the capitalization requirements of Section 18. of the Agreement, as amended by the Capitalization Amendment. NYU hereby agrees to release CORPORATION from all claims and/or causes of action with respect to CORPORATION's failure to satisfy the capitalization requirements of Section 18. of the Agreement, as of the date of this letter, provided that CORPORATION shall fully perform the terms of this Second Amendment. In addition, CORPORATION releases NYU from any claims and/or causes of action with respect to the License Agreement to the date of this letter.

     2.   REVISED CAPITALIZATION REQUIREMENTS

          Section 18. (a) of the Agreement shall be, and hereby is, deleted in its entirety.

     3.   LICENSED PRODUCTS

          Section 1.(f) of the Agreement shall be, and hereby is, amended in its entirety so that, as amended, said Section 1.(f) shall read as follows:

          "Licensed Products" shall mean products comprising any anti-amyloid peptide inhibitors of amyloidosis or any analog, derivative, fragment,

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          homologue, mimetic, progeny, variant or part thereof, for the treatment or prevention of animal or human diseases or conditions (i) covered by a claim of any unexpired NYU Patent which has not been disclaimed or held invalid by a court of competent jurisdiction from which no appeal can be taken, or (ii) utilizing or based upon any aspect of NYU Know-How.

     4.   NYU RESEARCH PROJECT

          Section 1.(k) of the Agreement shall be, and hereby is, amended in its entirety so that, as amended, said Section 1.(k) shall read as follows:

          "NYU Research Project" shall mean the investigations at NYU during the Research Period into the Field under the supervision of the NYU Scientists in accordance with the research program, as described in annexed Appendix IIA of this Second Amendment, which forms an integral part hereof.

     5. In all other respects, the License Agreement shall remain in full force and effect and shall not be modified hereby.

If the foregoing accurately sets forth our understanding, please so signify by signing below and returning a copy of this letter, whereupon it will take effect as an amendment to the License Agreement.

                                        Sincerely,

                                        /s/ Isaac T. Kohlberg
                                        ------------------------------
                                        Isaac T. Kohlberg


ACCEPTED AND AGREED

AXONYX. INC.

By:       /s/ Michael Strage
   ---------------------------
Date:     3/19/99
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